SECURITIES AND EXCHANGE COMMISSION

                                    FORM S-8

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                       Commission File Number:  000-28429

                               EWORLD TRAVEL CORP.

Nevada                                                                68-0423301
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)

34700  Pacific  Coast  Highway,  Suite  303,  Capistrano  Beach  CA        92624
(Address  of  principal  executive  offices)                         (Zip  Code)



          Service Providers     # Shares         $ Value
          Jena Minnick          5,000,000     7,050,000.00
          Tarja Morado          5,000,000     7,050,000.00



                               (Agent for Service)

                                 William Stocker
                                 Attorney at Law
                     34700 Pacific Coast Highway, Suite 303
                            Capistrano Beach CA 92624
                    phone (949) 248-9561  fax (949) 248-1688


                                  July 17, 2001

                       CALCULATION OF REGISTRATION FEE (1)

--------------------------------------------------------------------------------

Title of           Amount to        Proposed         Proposed    Amount of
Securities to      to be            Maximum          Maximum     of Registration
Be Registered      Registered       Offering Price   Aggregate   Fee
                                    Per Unit         Offering
                                                     Price
--------------------------------------------------------------------------------
Common Stock       10,000,000       $1.41            $14,100,000.00   $3,722.40
--------------------------------------------------------------------------------


1 The securities of this Issuer are listed and trading on the OTCBB Bulletin Board. The price is determined accordingly at the mutually acceptable price at discount from the current bid price, due to a number of market factors, including the lack of trading volume, corporate liquidity, and others.

                                        1


                                     PART II

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE. The following documents are incorporated by reference as though fully set forth herein, and all documents subsequently filed by this Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference in the Registration Statement and a part hereof from the date of filing of such documents:

     (a) The Registrant's Form 10-SB containing Audited Financial Statements for the Registrant's last fiscal year;

     (b) All other Reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act, since the end of the fiscal year covered by the Registrant's last Annual Report; and

     (c) The Issuer's Common Equity Voting Stock ( Common Stock ) Registered under 12(g) of the 1934 Act, as described in Form 10-SB. Each share is entitled to one vote; all shares of the class share equally in dividends and liquidation rights. Pursuant to the laws of Nevada a majority of all shareholders entitled to vote at a shareholders meeting regularly called upon notice may take action as a majority and give notice to all shareholders of such action. A limited market presently exists for the securities of this Issuer.

ITEM  4.  DESCRIPTION  OF  SECURITIES.  Not  Applicable.  See  Item  3(c).

ITEM  5.  INTERESTS  OF  NAMED  EXPERTS  AND  COUNSEL.  None.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS. There is no provision in the Articles of Incorporation or the By-Laws, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. We are aware of certain provision of the Nevada Corporate Law which affects indemnity of Officers or Directors.

      NRS 78.7502 provides for mandatory indemnification of officers, directors, employees and agents, substantially as follows: the corporation shall indemnify a director, officer, employee or agent of a corporation; to the extent that he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, in which he or she had no reasonable cause to believe his or her conduct was unlawful.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED. Not Applicable. No restricted securities are re-offered or resold pursuant to this Registration Statement.

ITEM 8. EXHIBITS. Exhibit 1 hereto is an Opinion of Counsel respecting the legality of the issuance of the securities covered by this Registration Statement. Receipt of the Securities covered by this Registration Statement will be treated as the equivalent of cash received for services as ordinary income. The Securities are issued in compensation for services at the rate of $1.41 per share for $14,100,000.00 of services performed.

     Exhibit  2  hereto  are  Corporate  Minutes.

     Exhibit 3 hereto is the Consulting Agreement for services to be compensated in stock.

ITEM  9.  UNDERTAKINGS.  Not  Applicable.

                                        2


                                   SIGNATURES

          The Registrant, pursuant to the requirements of the Securities Act of 1933, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               EWORLD TRAVEL CORP.

Dated:  July  17,  2001
                                       by


/s/Gerald Yakimishyn          /s/Kirt W. James
   Gerald  Yakimishyn            Kirt  W.  James
   president/director            secretary/director

                                        3


--------------------------------------------------------------------------------
                                    EXHIBIT 1

                               OPINION OF COUNSEL
--------------------------------------------------------------------------------

                                        4


                                 LAW OFFICES OF
                                 William Stocker
phone  (949)  248-9561     34700  Pacific Coast Highway, Suite 303     fax (949)
248-1688
                            Capistrano Beach CA 92624

                                  July 17, 2001
To  the  President  and  the
Board  of  Directors
eWorld  Travel  Corp.
34700  Pacific  Coast  Highway,  Suite  303,
Capistrano  Beach  CA  92624     re:  Opinion  of  Special  Counsel

     Dear  President  &  Board  of  Directors:

     You have requested my Opinion in connection with the filing of a 1933 Act Registration on Form S-8 to compensate consultants in the amount of $14,100,000.00 in the form of 10,000,000 shares of common stock to be registered thereby.

     I am familiar with the history and current capitalization of the Issuer, its reporting status, and good standing with its place of incorporation. The Issuer's Common Stock is Registered pursuant to 12(g) of the Securities Exchange Act of 1934.

      It is my opinion that the securities proposed to be issued may be validly and properly issued and that such an issuance would be lawful in all respects. If and when issued, the securities would be and must be treated as the equivalent of cash paid and received back as the purchase of securities. The Securities would be issued in compensation for services at the rate of $1.41:

           Service Provider     # Shares        $ Value
           Jena Minnick         5,000,000     7,050,000.00
           Tarja Morado         5,000,000     7,050,000.00

for  current  and  future  services  to  be  performed.

     It is accordingly my opinion that the issuance requested is entitled to registration on Form S-8.

     I understand and consent to the use of this Opinion in connection with your proposed filing of a 1933 Registration Statement on Form S-8.

                                Very Truly Yours,

                                 William Stocker
                                 William Stocker
                           special securities counsel

                                        5


--------------------------------------------------------------------------------
                                    EXHIBIT 2

                                CORPORATE MINUTES
--------------------------------------------------------------------------------

                                        6


                               EWORLD TRAVEL CORP.
                              A NEVADA CORPORATION

                        MINUTES OF THE BOARD OF DIRECTORS

                                  July 17, 2001

     THE MEETING WAS HELD pursuant to waiver of Notice. Directors present were Gerald Yakimishyn and Kirt W. James.

     THE  BOARD  DISCUSSED  issues  of  compensation  for our service providers.

     THE FOLLOWING ACTION WAS RESOLVED AND TAKEN: The Officers are empowered and directed to issue shares for services, at $1.41, to be Registered pursuant to 5 of the Securities Act of 1933, on Form S-8: as follows:

                                       Service Provider     # Shares     $ Value
                                     Jena Minnick     5,000,000     7,050,000.00
                                     Tarja Morado     5,000,000     7,050,000.00


     THERE  BEING  NO  FURTHER  BUSINESS,  the  meeting  was  adjourned.

     THE UNDERSIGNED DIRECTORS hereby Acknowledge or Waive Notice of this Meeting and Approve the foregoing Minutes of the Board.



/s/Gerald  Yakimishyn     /s/Kirt  W.  James
   Gerald  Yakimishyn        Kirt  W.  James

                                        7


--------------------------------------------------------------------------------
                                    EXHIBIT 3

                    CONSULTING AGREEMENT OF SERVICE PROVIDER
--------------------------------------------------------------------------------

                                        8


                              CONSULTING AGREEMENT


Introduction. This Agreement is made and entered into this 30th day of June, 2001, by and between Tarja Morado ( Consultant ), and eWorld Travel Corp. having its principal place of business at 24843 Del Prado, Suite 318, Dana Point CA 92629 ( Client ).

Description of Services. During the term of this Agreement, Consultant will diligently use best efforts to provide consulting services related to staffing, payroll, management consulting for Client, as decided upon by the Client.

Term of Agreement. Consultant shall be retained on an exclusive basis for a term of thirty-six (36) months, commencing on the date hereof.

Where Services Are to Be Performed. Consultant's services will be performed at Consultant s facilities or such other places that are deemed appropriate by Consultant.

Compensation. Client will pay 5,000,000 shares of EWLD common stock as a consulting fee. The compensation shall be due with the execution of this Agreement.

Reimbursement of Expenses. Client will reimburse Consultant for all authorized expenses incurred by Consultant required in connection with this Agreement. Reimbursement of expenses shall be made on the basis of itemized statements submitted by Consultant and including, whenever possible, actual bills, receipts, or other evidence of expenditures. Payment is due within ten (10) days after delivery of statements to Client.

Consultant an Independent Contractor. Consultant will furnish Consultant's services as an independent contractor and not as an employee of Client, or of any company affiliated with Client. Consultant has no power or authority to act for, represent, or bind Client, or any company affiliated with Client in any manner. Consultant is not entitled to any medical coverage, life insurance, participation in Client's savings plan, or other benefits afforded to Client's regular employees, or those of any of Client s affiliated companies.


Confidential Information, Trade Secrets and Inventions. Consultant will treat as proprietary and confidential any Confidential Information, Trade Secrets and Inventions, belonging to Client, or affiliated companies, or any third parties, disclosed to Consultant in the course of Consultant's services. For purposes of this Agreement, "Confidential Information, Trade Secrets and Inventions" means all information, processes, process parameters, methods, practices, techniques, plans, computer programs and related documentation, customer lists, price lists, supplier lists, marketing plans, advertising materials, financial information, and all other compilations of information which relate, directly or indirectly, to the business and/or operations of Client and/or which have not been intentionally disclosed by Client to the general public, and/or which may give the Client an opportunity to obtain an advantage over other competitors, persons or parties, regardless of the source from, or method or manner by which

                                        9


Consultant  may  have  acquired  same.

Inside Information -- Securities Laws Violations. In the course of the performance of Consultant's duties, it is expected that Consultant will receive information that is considered material inside information within the meaning and intent of the U.S. federal securities laws, rules, and regulations. Consultant will not disclose this information directly or indirectly to any third party, nor will Consultant provide advice to any other party concerning any decision to buy, sell, or otherwise deal in securities of the Client or those of any of Client's affiliated companies falling within the jurisdiction of U.S. securities laws.

Warranty That Agreement Does Not Contemplate Corrupt Practices-Domestic or Foreign. Consultant represents and warrants that (a) all payments under this Agreement constitute compensation for services performed and (b) this Agreement and all payments, and the use of the payments by Consultant, do not and shall not constitute an offer, payment, or promise, or authorization of payment of any money or gift to an official or political party of, or candidate for political office in, any jurisdiction within or outside the United States. These payments may not be used to influence any act or decision of an official, party, or candidate in his, her, or its official capacity, or to induce such official, party, or candidate to use his, her, or its influence with a government to affect or influence any act or decision of such government to assist Client in obtaining, retaining, or directing business to Client, or any person or other corporate entity. As used in this Paragraph, the term "official" means any officer or employee of a government, or any person acting in an official capacity for or on behalf of any government; the term "government" includes any department, agency, or instrumentality of a government.

General  Provisions.


     Successors and Assigns. This Agreement is intended to benefit and is binding on (i) the successors and assigns of Consultant and (ii) the heirs and legal successors of Client.

     Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Nevada and shall be enforceable only in any U.S. District Court of Nevada in spite of the fact that Consultant may perform services hereunder in various jurisdictions.

     Separate Enforcement of Provisions. If for any reason a part of this Agreement is unenforceable, the remainder of the Agreement shall be enforced to the extent possible.

     Modification of Agreement. This Agreement may only be modified in writing signed by both the (i) Client and (ii) the Consultant.

     Effective Date. Regardless of when executed, the parties expressly acknowledge and agree this Agreement is deemed to be effective on the date set forth in the first paragraph of this Agreement.

     Entire  Document.  This Agreement constitutes the sole and entire agreement

                                       10


among the parties with respect to the subject matter hereof and replaces and supersedes any and all prior understandings and agreements between the parties, whether oral or written, express or implied.

     Indemnity. Each party hereby expressly agrees to indemnify and hold the other party, its officers, directors, agents and employees, harmless from and against any and all losses, costs, damages, claims or liabilities, of what-soever nature, including, without limitation, attorneys' fees, arising from
(i) any breach of this Agreement or (ii) the fact that any representation made herein by Client was false or misleading when made. Client shall indemnify and hold Consultant harmless from any claims arising from the services performed hereunder, or any portion thereof.

     Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be resolved by binding and specifically enforceable arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Any arbitration hereunder shall be held only in Reno, Nevada and enforced only in the state district court situated therein. No appeals shall be permitted.

     Execution of Agreement. This Agreement shall be deemed to have been executed in Dana Point, California.


                              Consultant:     TARJA  MORADO

                              /s/  Tarja  Morado
                                   TARJA  MORADO


                              Client:  eWORLD  TRAVEL  CORP.

                              /s/  Gerald  Yakimishyn
                                   GERALD  YAKIMISHYN

                                       11


                              CONSULTING AGREEMENT


THIS  CONSULTING  AGREEMENT ( Agreement ) is made and entered into this Tuesday,
July 17, 2001, effective as of Tuesday, July 17, 2001(the Effective Date ), between eWorld Travel Corp., a Nevada corporation (the Company ), and Jena Minnick ( Consultant ).

     For and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. TERM AND TERMINATION. This Agreement shall commence on the Effective Date and shall continue for a period of thirty-six months thereafter (the termination date being referred to as the Expiration Date ) unless earlier terminated by either party for any reason upon not less than ten days notice given to the other party. Notwithstanding any such termination, expense reimbursement payable to Consultant by the Company as provided herein shall be paid promptly in accordance with this Agreement.

2. SERVICES AND RECORDS. The Company hereby engages the Consultant to provide web identity and online multimedia services ( the Services ) Consultant accepts such engagement and agrees to timely perform the Services fully, faithfully and in a professional manner. The scope of the Services shall be defined by the Company and shall be performed within the time frame agreed upon between the Company and Consultant. Electronic mail shall serve as an acceptable form to authorize specific tasks. Consultant agrees to be available to perform the Services as reasonably required by the Company. Consultant shall perform the Services in full compliance with all applicable laws, rules and regulations.

3. COMPENSATION. In consideration of performance of current and future Services, the Company agrees to remunerate the Consultant with 5,000,000 shares of common stock.

4. REIMBURSEMENT FOR EXPENSES. The Company shall reimburse Consultant for all pre-approved reasonable out of pocket expenses incurred by Consultant in the performance of Consultant's duties. Expenses shall not include Consultant s overhead such as rent, telephone, salaries and other operating expenses. Consultant will maintain such records and written receipts as may be required by the Company to substantiate such expenses.

5. CORPORATE OPPORTUNITY. Consultant acknowledges and agrees that any actual or potential opportunity within the area of interest of the Company which comes to its attention at any time during the term of this Agreement shall be made available to the Company.

6. NONCOMPETITION AND NONSOLICITATION. Consultant agrees that he will not, directly or indirectly, (i) engage in or become financially interested in any business which competes with the business of the Company or any subsidiary or affiliate of the Company, or (ii) induce or attempt to induce any employee of the Company or of any subsidiary or affiliate of the Company to terminate such employment, in all cases during the term of this Agreement and for a period of two years thereafter. Consultant acknowledges and agrees that the terms of this
Section 6 are fair and equitable in all respects and are reasonably necessary to protect the business and goodwill of the Company.

                                       12


7. CONFIDENTIAL INFORMATION. Consultant agrees that during the entire term of this Agreement and at all times thereafter, any confidential information or trade secrets ( Confidential Information ) owned or used by the Company or any subsidiary or affiliate of the Company of which Consultant shall acquire knowledge shall be considered and kept by Consultant as the private, privileged and proprietary records of the Company and will not be divulged to or used by any person except on the direct authority of the Company. Consultant agrees that the Company shall be entitled, with or without notice, to temporary restraining orders and preliminary and permanent injunctions restraining and enjoining Consultant, any persons acting in concert with Consultant and any other persons having or proposed to have the use or benefit of Confidential Information or for any other breach of either Section 6 or Section 7. Confidential Information includes, without limitation, all documentation and other tangible or intangible discoveries, ideas, concepts, software, designs, drawings, specifications, techniques, models, information, source code, object code, diagrams, flow charts, procedures, know-how, financial statements and other financial information, customer and supplier lists, tax records, personnel records, accounting procedures and other business records and information, whether similar or dissimilar to the foregoing. Confidential Information also includes any information described above which the Company obtains from another person which the Company treats or designates as proprietary or confidential, whether or not owned or developed by the Company.

8. ARBITRATION. Except as provided in Section 7 above, in the event of any differences, claims or disputed matters between the parties hereto arising out of this Agreement or connected herewith, the parties agree to submit such matters to arbitration by the American Arbitration Association or its successor in the Reno, Nevada, metropolitan area. Either party can invoke arbitration upon ten days notice to the other party. The determination of the arbitrator shall be final and absolute. The arbitrator shall be governed by the duly promulgated rules and regulations of the American Arbitration Association or its successor, and the pertinent provisions of the laws of the State of Nevada, relating to arbitration. The decision of the arbitrator may be entered in a judgment in any court of the State of Nevada or elsewhere. The arbitrator shall not have the power to award consequential or exemplary damages.

9. INDEMNIFICATION. To the full extent allowed by law, the Consultant shall fully protect, defend, indemnify and hold the Company harmless against and from any and all claims, losses, damages, judgments, expenses or costs, including attorneys fees and costs of investigation, incurred by it or to which it may become subject, resulting from breach of any term, representation, provision or condition of this Agreement.

10. MISCELLANEOUS. (i) This Agreement sets forth the understanding of the parties and supersedes all prior written or oral understandings and agreements and may be modified only by a writing signed by all parties; (ii) No party shall have the right to assign all or any portion of its rights, duties or obligations under this Agreement to any other person. Subject to the foregoing, all terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the heirs, personal representatives, successors and assigns of the parties hereto; (iii) This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without regard to the conflict of laws provisions thereof; (iv) The failure of any party to insist in any one or more instances upon performance of any terms or conditions of this Agreement shall not be construed as a waiver of future performance of such or any other term, covenant or condition; (v) In the event any party takes legal action against any other party in order to enforce the

                                       13


terms of this Agreement, the party in whose favor a final judgment or order is rendered shall be entitled to recover from the other party its reasonable attorneys' fees and costs to be fixed by the court or arbitrator which renders such judgment or order. Such fees and costs shall include those incurred in connection with any appeal or appeals; (vi) Should any term or condition of this Agreement be determined by a court of competent jurisdiction to be void or unenforceable, all other provisions of this Agreement shall remain in full force and effect; and (vii) All notices required hereunder shall be deemed to have been given when in writing upon the earlier of personal delivery by courier, facsimile or other receipted delivery or three days following deposit in the United States mails by certified or registered mail, postage prepaid, to the party at the addresses set forth below. Any party hereto, by notice duly given, may change the address for the giving of notice.

11. LEGAL COUNSEL. Consultant acknowledges that legal counsel for the Company has prepared this Agreement; that such counsel does not, and will not, represent Consultant in connection with this Agreement and any and all transactions contemplated hereby; and that Consultant has been urged to consult with its own legal counsel.

12. REMEDIES NOT EXCLUSIVE. The remedies provided herein are not, and shall not be, exclusive but shall be cumulative with and in addition to any other remedy, which may be available to any party hereto at law or in equity, including, but not by way of limitation, damages for any breach hereof.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

EWORLD  TRAVEL  CORP.,  A  NEVADA  CORPORATION



/s/  Gerald  Yakimishyn
     GERALD  YAKIMISHYN


CONTULTANT:




/s/  Jena  Minnick
     JENA  MINNICK
24843  Del  Prado,  Suite  326
Dana  Point  CA  92629

                                       14